Exhibit 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008

Pre-Tax Income from Continuing Operations	$27,948	$153,219	191,803	$21,990	$198,403	$126,181
Fixed Charges	35,188	136,111	134,110	138,712	143,410	156,844
Adjusted Earnings	$63,136	$289,330	$325,913	$160,702	$341,813	$283,025

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$35,188	$136,111	$134,110	$138,712	$143,410	$156,844

Ratio of Earnings to Fixed Charges	1.79x	2.13x	2.43x	1.16x	2.38x	1.80x